Exhibit 99.1

MAVERIX METALS PROVIDES UPDATE ON KINROSS ROYALTY PORTFOLIO AND AMULSAR

January 13, 2020, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American & TSX: MMX) announces that as part of the purchase of the Kinross Gold Corporation (“Kinross”) royalty portfolio (the “Royalty Portfolio”),  Brett Resources Inc., a subsidiary of Agnico Eagle Mines Limited (collectively “Agnico Eagle”), has exercised its right of first refusal (“ROFR”) on the sale of the 2% net smelter return royalty on the Hammond Reef project located in Ontario, Canada, in accordance with the terms of the royalty agreement between Agnico Eagle and Kinross. As a result of the ROFR exercise, Maverix has received a cash payment of US$12 million. All of the other royalties in the Royalty Portfolio that were subject to restrictions on transfer, that included a ROFR, have expired and Maverix has completed the acquisition of those royalties.

Amulsar Project Update

On December 23, 2019, the owner of the Amulsar project, Lydian International Limited (“Lydian”), announced that Lydian and its direct and indirect wholly owned subsidiaries, Lydian Canada Ventures Corporation and Lydian U.K. Corporation Limited, were granted protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”).

Lydian has disclosed that since June 2018, illegal blockades have prevented access to its Amulsar project in Armenia and that despite many public statements that there is no legal basis on which to prevent Lydian’s development of the Amulsar project, the Government of Armenia has failed to remove the illegal blockades. While under CCAA protection, Lydian intends to continue discussions with its lenders and others, including the Government of Armenia, to seek to maximize the outcome for all stakeholders.

Maverix owns a fixed payment stream on the Amulsar project, which it acquired as part of the purchase in June 2018 of a royalty portfolio from Newmont Mining Corp. The payment stream is comprised of fixed payments of US$1 million per quarter, for 20 consecutive quarters, which would commence when commercial production at Amulsar is achieved. The Company is monitoring the situation closely, and while an impairment decision regarding the Company’s Amulsar asset has not been made at this time, an impairment may be required. Maverix currently has a carrying value of C$18.9 million associated with its Amulsar fixed payment stream.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of 104 assets, of which 14 are currently paying. Maverix’s mission is to increase per share value by continuing to add new precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the ticker symbol “MMX”.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

CEO & Director

(604) 343-6225

Email:       info@maverixmetals.com

Website:    www.maverixmetals.com

Cautionary statements to U.S. investors

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves

adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian securities laws, they are not recognized by SEC standards and normally are not permitted to be used in reports filed with the SEC. Investors are cautioned not to assume that all or any part of the disclosed mineral resource estimates will ever be confirmed or converted into reserves that meet the definitions used by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Maverix; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit of production measures. Accordingly, certain information contained in this press release or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.